UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Immersion Corporation

(Name of Issuer)

Common Stock ($0.001 Par Value)

(Title of Class of Securities)

452521107

(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Louis Rosenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Sherstin L. Rosenberg is the spouse of Louis Rosenberg, and he disclaims they comprise a group.

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,183(1)

	6.	Shared Voting Power 801,623(2)

	7.	Sole Dispositive Power 103,183(1)

	8.	Shared Dispositive Power 801,623(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 904,806(1) (2)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐
Excludes shares held in the Rosenberg 2000 Gift Trust and the Sherstin L. Rosenberg Revocable Trust 2002 as to which Mr. Rosenberg disclaims beneficial ownership.

11.	Percent of Class Represented by Amount in Row (9) 4.4%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)  Represents currently exercisable options to purchase 103,183 shares of the Company’s Common Stock.

(2)  Represents 801,623 shares of the Company’s Common Stock held by the Rosenberg 2001 Revocable Trust.  Mr. Rosenberg and his spouse, Sherstin L. Rosenberg, are joint settlors and co-trustees of this Trust.

(3)  Based on 20,609,211 shares of Common Stock outstanding as of November 6, 2003, as set forth in the Report on Form 10-Q for the quarterly period ended September 30, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherstin L. Rosenberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ Louis Rosenberg is the spouse of Sherstin L. Rosenberg, and she disclaims that they comprise a group.

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 305,180(1)

	6.	Shared Voting Power 801,623(2)

	7.	Sole Dispositive Power 305,180(1)

	8.	Shared Dispositive Power 801,623(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,106,803(1) (2)

10.

Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)  ☐
Excludes options to acquire Common Stock held by Mr. Rosenberg as to which Ms. Rosenberg disclaims beneficial ownership.

11.	Percent of Class Represented by Amount in Row (9) 5.4%(3)

12.	Type of Reporting Person (See Instructions) IN

(1)  Represents 3,300 shares of the Company’s Common Stock held by the Rosenberg 2000 Gift Trust.  Ms. Rosenberg is the sole trustee of this irrevocable Trust.  Also represents 301,880 shares of the Company’s Common Stock held by the Sherstin L. Rosenberg Revocable Trust 2002.  Ms. Rosenberg is the sole settlor and trustee of this Trust.

(2)  Represents 801,623 shares of the Company’s Common Stock held by the Rosenberg 2001 Revocable Trust.  Mr. Rosenberg and his spouse, Sherstin L. Rosenberg, are joint settlors and co-trustees of this Trust.

(3)  Based on 20,609,211 shares of Common Stock outstanding as of November 6, 2003, as set forth in the Report on Form 10-Q for the quarterly period ended September 30, 2003.

Item 1.
	(a)	Name of Issuer Immersion Corporation
	(b)	Address of Issuer’s Principal Executive Offices 801 Fox Lane, San Jose, CA 95131

Item 2.
	(a)	Name of Person Filing Louis Rosenberg; Sherstin L. Rosenberg
	(b)	Address of Principal Business Office or, if none, Residence P.O. Box 390511 Mt View CA 94039
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock ($0.001 par value)
	(e)	CUSIP Number 452521107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership(1)
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,209,986
(b) Percent of class: 5.84%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,209,986
(ii) Shared power to vote or to direct the vote 1,209,986
(iii) Sole power to dispose or to direct the disposition of 1, 209,986
(iv) Shared power to dispose or to direct the disposition of 1,209,986

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

(1)  Ownership numbers are reported as a group for Sherstin L. Rosenberg and Louis Rosenberg.  Item 4 numbers for Sherstin L. Rosenberg would be 1,106,803; 5.4%; 305,180; 801,623; 305,180; 801,623.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004
Date
/s/ Louis Rosenberg
Signature
Louis Rosenberg
Name/Title

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004
Date
/s/ Sherstin L. Rosenberg
Signature
Sherstin L. Rosenberg
Name/Title